Exhibit 99.2

News Release

PartnerRe Board of Directors Issues Letter to Shareholders

PEMBROKE, Bermuda – May 20, 2015 – PartnerRe Ltd. (NYSE:PRE) today issued the following letter to shareholders on behalf of the Company’s Board of Directors:

May 20, 2015

Dear PartnerRe Shareholders:

As you have seen, we announced today that we are prepared to engage with EXOR to determine whether EXOR’s offer can be improved so that it is compelling, on price and terms, to our shareholders. We appreciate the support of our shareholders, clients, partners and employees and reiterate that we are sharply focused on value creation.

However, at the same time, we believe it is important to set the record straight on our process to date and our decisions regarding the Amalgamation Agreement with AXIS Capital and our rejection of EXOR’s initial proposal. We believe our interactions with EXOR to date have been severely distorted and mischaracterized by EXOR.

THE PARTNERRE BOARD HAS CONSISTENTLY ACTED – AND WILL CONTINUE
TO ACT – IN THE BEST INTEREST OF OUR SHAREHOLDERS

The Board’s Decision to Merge with AXIS
Followed a Thorough Exploration of Strategic Options.

As part of our regular review of the Company’s ability to execute on its strategic plan and long-term objectives, over the past two years the Board has been intensely studying the critical factors driving an evolving and increasingly challenging industry environment, including continued industry consolidation and extremely competitive pricing.

In this context, the Board actively considered various strategic options and a range of potential transactions with companies in the reinsurance and primary insurance markets. Other transformative transactions, such as a sale, were also considered. The Board had concluded that challenging market conditions and depressed valuations made it imprudent to pursue a “sale” path that would not appropriately reward PartnerRe shareholders for the value of its unique franchise, brand and market position.

After evaluating a full range of alternatives, it became clear that AXIS – a potential strategic partner with a roughly even split of reinsurance and insurance businesses – was the most compelling opportunity for our shareholders. It would allow us to be invested in the primary insurance business for no premium and to be a consolidator in the reinsurance market. This important continuity of interests allows our shareholders to benefit from substantial financial and operational synergies and significant immediate and future value creation.

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PartnerRe’s Board Approached the EXOR Proposal of $130.00 per Share
Responsibly to Assess Value and Risks

Between April 14, 2015 and April 17, 2015, members of the PartnerRe Transaction Committee, representatives from outside legal counsel and financial advisors, and certain senior executives of PartnerRe had a series of detailed discussions on the EXOR Proposal in order to make a recommendation to the PartnerRe Board.

PartnerRe also commenced preparation of a data room for EXOR based upon the information made available to AXIS during its due diligence prior to entering into the Amalgamation Agreement.

Upon initial review, it was clear to the PartnerRe Board that the EXOR written proposal was notably lacking in several areas:

X	No financing documentation was provided with the written proposal
X	No information was provided regarding EXOR’s controlling shareholder and its ownership of EXOR in order to evaluate the insurance and antitrust regulatory filings required and the feasibility of obtaining those approvals
X	No information was provided on whether and how EXOR would protect PartnerRe and its shareholders from a withdrawal of the EXOR Proposal during the potentially protracted period from when PartnerRe would change its recommendation and the termination of the amalgamation agreement.

However, PartnerRe’s Board was focused on constructively addressing these concerns and in a meeting on April 18, 2015, the PartnerRe Board, taking into consideration the advice of its outside advisors, unanimously agreed with the PartnerRe Transaction Committee’s recommendation to engage with EXOR to explore the improvements EXOR might make on price, terms, timeline, certainty and risks of the EXOR Proposal. To that end, PartnerRe requested – and AXIS granted – a limited waiver allowing PartnerRe to engage with EXOR.

EXOR Has Been Misleading PartnerRe Shareholders as a Negotiating Tactic –
Our Board will NOT Be Coerced into Relinquishing Control for an Inadequate Premium

In contrast to EXOR’s assertions, the record of exchanges between PartnerRe and EXOR clearly show that EXOR was unwilling to be flexible on price – a price which significantly undervalues PartnerRe compared to the benefits of the AXIS transaction and our value as a standalone entity.

Here are the key facts:

April 19, 2015:

Jean-Paul Montupet, Chairman of the PartnerRe Board, emailed Mr. John Elkann, Chairman and CEO of EXOR, noting that the proposed price and non-price terms of the EXOR Proposal of $130.00 per share were not a basis on which the PartnerRe Board would be willing to proceed with EXOR. Mr. Montupet asked for an in-person meeting. In a subsequent call, Mr. Elkann told Mr. Montupet

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that if the purpose of the meeting was to negotiate EXOR’s price, there would be no use in having such meeting because EXOR had no flexibility in relation to its price. After further discussion, Mr. Elkann agreed to entertain the possibility of a meeting subject to seeing a proposed agenda.

April 21 - April 23, 2015:

Advisors to EXOR and PartnerRe discussed specific areas of the EXOR Proposal of $130.00 per share including financing, timeline for due diligence, EXOR’s willingness to engage in the regulatory approval process, plan for permanent capital financing and the terms of EXOR’s proposed amalgamation agreement.

April 25, 2015:

Representatives of Paul Weiss, EXOR’s US legal counsel, notified Davis Polk that EXOR would not be providing any further information related to its financing arrangements or negotiate any terms related thereto prior to the commencement of due diligence.

April 26, 2015:

Messrs. Montupet and Elkann had an in-person meeting to discuss the price and non-price terms of the EXOR Proposal. Mr. Montupet clearly conveyed that the offered price of $130.00 per share undervalued PartnerRe and did not take into account the strength of PartnerRe’s balance sheet and expected growth of tangible book value per share between December 31, 2014 and the closing of a potential transaction with EXOR. Further, Mr. Montupet elaborated that the offered price did not include any control premium or value for the PartnerRe franchise. Mr. Montupet also emphasized that the transaction contemplated by EXOR, an all-cash change of control transaction, was very different from a no-premium merger of equals with AXIS because such a transaction would terminate the PartnerRe shareholders’ ongoing equity interest, and if this upside opportunity were to be removed, the cash price needed to be increased to compensate the PartnerRe shareholders accordingly.

In response, Mr. Elkann repeatedly and categorically stated that $130.00 per share was EXOR’s ‘best and final’ price and that EXOR had no flexibility in this regard.

In addition, Mr. Elkann specifically requested multiple times that, if PartnerRe rejects the EXOR Proposal, it do so publicly on the basis of price alone and without identifying the numerous execution risks in the EXOR Proposal which had been identified by PartnerRe and that EXOR had steadfastly refused to address. In a good faith gesture, PartnerRe accommodated since our board determined that EXOR’s offer of $130.00 per share was unacceptable as a threshold matter.

In another follow-up conversation with Mr. Elkann to discuss the EXOR proposal, Mr. Elkann again reaffirmed that EXOR had no flexibility on the price of its proposal, and that $130.00 was the best and final offer.

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May 4, 2015:

AXIS and PartnerRe reaffirmed their commitment to the amalgamation and announced certain terms changes. On the same day, PartnerRe separately issued a press release announcing that the PartnerRe Board had rejected the EXOR Proposal.

The PartnerRe Board was thorough and methodical in reaching its conclusion that $130.00 per common share was inadequate and, based on EXOR’s professed intransigence, was not going to be increased even with the benefit of additional diligence.

EXOR’s Most Recent Offer of $137.50 per Share Is Unacceptable on Value and Terms

Notwithstanding their previous assertion that $130.00 per share was their “best and final,” on May 12, 2015, EXOR increased its offer to $137.50 per share. However, in addition to price inadequacy, the offer has significant structural risks.

Price:

•	EXOR’s offer of $137.50 per share significantly undervalues the Company, both as a standalone entity and by comparison to the benefits inherent in the AXIS transaction. In particular, the EXOR offer does not adequately compensate PartnerRe shareholders for the strength of its balance sheet, robust earnings for Q1 2015, the expected growth of PartnerRe’s tangible book value, any control premium or the value of PartnerRe’s unique franchise.

Closing Risk:

•	EXOR’s “irrevocable offer” continues to be illusory as it would allow EXOR to abandon its offer without consequence. Under EXOR’s offer, PartnerRe’s shareholders would bear the risk of termination fees and expense reimbursement of up to $315 million under the AXIS transaction if the transaction failed to close. In particular:

o	EXOR parent and its controlling shareholders, who are the entities that must make various insurance and antitrust regulatory filings, have no contractual obligation to actually make the required filings or otherwise assist in obtaining regulatory approvals. In addition, EXOR’s offer does not include a regulatory termination fee to incentivize EXOR to obtain such approvals and compensate PartnerRe shareholders, net of transaction fees and expense reimbursement under the AXIS agreement, for risks associated with a transaction with EXOR.

o	EXOR’s parent guarantee only guarantees the payment obligations of the EXOR subsidiary if a transaction were to close. If the EXOR parties to the proposed merger agreement breached any of their other obligations, PartnerRe would have recourse only to EXOR subsidiaries, which based on limited publicly available information, lack the resources required to be the accountable party for a transaction of this size.
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Timing Risk:

•	The EXOR transaction entails a significantly longer timeframe to closing than the AXIS transaction, which exposes PartnerRe’s shareholders to heightened execution risk. Without certainty regarding completion, full exposure to the fast approaching hurricane season and other potential catastrophes could provide additional risk. EXOR’s offer also fails to compensate PartnerRe’s shareholders for the growth in the business between now and any reasonable closing date for a transaction with EXOR.

Inappropriate Terms in the Context of a Cash Transaction:

•	EXOR’s offer is opportunistic in that it seeks to apply the deal protection measures of PartnerRe’s no-premium merger-of-equals with AXIS to a cash merger. These terms are not appropriate in the context of an all-cash transaction. Were we to consider a sale of the Company, we believe it is important to make all attractive options available to our shareholders.

Put simply, quite apart from the issue regarding sufficiency of EXOR’s proposed price, EXOR’s offer entails significant optionality that would allow EXOR to walk away from a transaction without consequence, requires PartnerRe’s shareholders to bear the risk of paying up to $315 million of termination fees and expense reimbursement to AXIS and imposes incremental execution risk while failing to adequately compensate our shareholders in return.

The Board is Fully Aligned with Shareholders

Although we will not leave misleading public rhetoric unchallenged, PartnerRe’s Board will engage with EXOR in good faith to determine if EXOR can improve its offer and terms such that our Board would be willing to recommend it to our shareholders. Simply stated, the PartnerRe Board has an obligation to do the right thing for our shareholders and that is what we intend to continue to do.

Respectfully,

The Board of Directors of PartnerRe Ltd.

_____________________________________________

About PartnerRe

PartnerRe Ltd. is a leading global reinsurer, providing multi-line reinsurance to insurance companies. The Company, through its wholly owned subsidiaries, also offers capital markets products that include weather and credit protection to financial, industrial and service companies. Risks reinsured include

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property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering, energy, marine, specialty property, specialty casualty, multi-line and other lines in its Non-life operations, mortality, longevity and accident and health in its Life and Health operations, and alternative risk products. For the year ended December 31, 2014, total revenues were $6.5 billion. At March 31, 2015, total assets were $22.5 billion, total capital was $8.0billion and total shareholders’ equity attributable to PartnerRe was $7.2 billion.

PartnerRe on the Internet: www.partnerre.com

PartnerRe Ltd. Contacts:

Investor Contact: Robin Sidders

robin.sidders@partnerre.com
(441)-294-5216

Media Contact: Celia Powell

celia.powell@partnerre.com

(441)-294-5210

Or

Sard Verbinnen & Co
Drew Brown/Robin Weinberg
(212)-687-8080

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

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Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 27, 2014, May 16, 2014 and January 29, 2015. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•      the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•      the failure to consummate or delay in consummating the proposed transaction for other reasons;

•      the timing to consummate the proposed transaction;

•      the risk that a condition to closing of the proposed transaction may not be satisfied;

•      the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•      AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

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•      the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•      the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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